05012292

File No. 82 – 5143

LINDSEY MORDEN GROUP INC.

70 UNIVERSITY AVENUE, SUITE 1200 - TORONTO, ONTARIO M5J 2M4 - TELEPHONE (416) 596-8020 FAX (416) 596-6510

November 1, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
20549
U.S.A.

SUPPL

PROCESSING SECTION RECEIVED NOV 02 2005 203 SEC MAIL WASH. D.C.

Dear Sirs or Mesdames:

Re: Lindsey Morden Group Inc. – File No. 82 – 5143

Pursuant to the exemption under SEC rule 12g3-2(b) for foreign private issuers, we are furnishing you with a copy of a press release issued by Lindsey Morden Group Inc. on October 27, 2005, together with a copy of the related interim report to shareholders filed with Canadian securities regulatory authorities on November 1, 2005.

Please call me at (416) 596-8020 with any questions.

Yours truly,

for Innes Dey

PROCESSED
NOV 07 2005
THOMSON FINANCIAL

11/3

LINDSEY MORDEN GROUP INC.

News Release: October 27, 2005
Listed: Toronto Stock Exchange
Stock Symbol: LM.SV

Financial results for the three and nine months ended September 30, 2005 (unaudited)

	Third Quarter		Year-to date	
(in $000's except per share amounts)	**2005**	2004	**2005**	2004
Revenue:				
Canada	**14,056**	13,949	**39,543**	38,226
United States	**13,528**	13,096	**41,956**	37,887
United Kingdom	**48,572**	48,975	**148,076**	144,730
Europe	**14,710**	16,810	**47,186**	54,095
International	**10,661**	12,859	**41,451**	36,470
	101,527	105,689	**318,212**	311,408
Operating earnings (loss) from continuing operations: [1]				
Canada	**668**	1,478	**779**	1,951
United States	**454**	265	**1,503**	(721)
United Kingdom	**4,943**	3,708	**12,826**	9,589
Europe	**(370)**	402	**297**	3,355
International	**932**	1,977	**11,791**	5,679
Corporate	**(2,390)**	(238)	**(5,575)**	(5,186)
	4,237	7,592	**21,621**	14,667
Interest expense	**4,796**	4,858	**14,726**	12,692
Gain on disposal	**-**	-	**(2,944)**	-
Provision for income taxes	**924**	1,366	**6,191**	5,273
Net earnings (loss) from continuing operations	**(1,483)**	1,368	**3,648**	(3,298)
Net earnings (loss) from discontinued operations, net of tax	**-**	(4,894)	**(2,918)**	(28,213)
Reimbursement for costs	**-**	1,932	**566**	5,932
Net earnings (loss)	**(1,483)**	(1,594)	**1,296**	(25,579)
Basic and diluted net earnings (loss) per share from continuing operations	**$(0.09)**	$0.10	**$0.25**	$(0.24)
Basic and diluted net earnings (loss) per share	**$(0.09)**	$(0.11)	**$0.09**	$(1.85)
Total shares outstanding (000) [2]	22,093	14,301	22,093	14,301
Weighted average shares (000)	16,591	13,873	14,826	13,837

(1) Operating earnings (loss) from continuing operations is defined as revenue from continuing operations less cost of service and selling, general and administration expenses relating to continuing operations. Operating earnings (loss) from continuing operations does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable to similar measures used by other companies.

(2) As at October 27,2005, there were 19,919,968 subordinate voting and 2,172,829 multiple voting shares outstanding. On August 30, 2005 the Company issued 7,791,712 subordinate voting shares upon completion of a rights offering.

Revenue from continuing operations for the third quarter of 2005 was $101.5 million, a decrease of $4.2 million from third quarter 2004. United Kingdom, Europe and International operations reported declines in revenue compared to third quarter 2004, which were partially offset by increases in revenue reported by Canada and the United States operations.

During the third quarter, the Canadian dollar strengthened compared to the US dollar, British pound, and the Euro. Excluding the exchange rate fluctuation, our third quarter revenue increase would have been 4.5% compared to 2004 and our year-to-date revenue increase would have been 8.5% compared to 2004 on a constant dollar basis.

Operating earnings from continuing operations for third quarter 2005 were $4.2 million compared to $7.6 million for third quarter 2004, a decrease of 44%. This decrease was primarily due to a positive currency adjustment of $1.8 million recorded in the third quarter of 2004, and also due to reductions of earnings in the Canadian and International operations and a loss in the European operations partially offset by the continued improvement in earnings in the United States and United Kingdom operations.

The Company's net loss from continuing operations for third quarter 2005 was $1.5 million ($0.09 loss per share) compared to net earnings from continuing operations of $1.4 million ($0.10 earnings per share) in the third quarter 2004. The year-to-date 2005 gain on disposal of $2.9 million was due to the sale of a European subsidiary on March 31, 2005. The loss of $25.6 million ($1.85 loss per share) for the first nine months of 2004 was primarily due to the loss from discontinued operations in the U.S. of $24.6 million.

Year-to-date revenue was $318.2 million, an increase of $6.8 million compared to the first nine months of 2004. Year-to-date operating earnings from continuing operations were $3.6 million compared to a loss of $3.3 million in the first nine months of 2004. Year-to-date net earnings were $1.3 million in 2005 compared to a loss of $25.6 million for the same period in 2004.

On August 30, 2005 the Company completed a rights offering, issuing a total of 7,791,712 subordinate voting shares at $4.25 per share for net proceeds, after offering expenses, of approximately $32,245,000. The full net proceeds of the offering were used to partially repay the $105 million borrowings under an unsecured non-revolving term credit facility. Maturity of the remaining amounts outstanding under the credit facility has been extended to March 31, 2006.

Mr. Jan Christiansen, President & CEO of Lindsey Morden Group Inc. stated, "Our relatively slow quarter was due primarily to revenue shortfalls in our Europe and International operations, and is attributed to an uneventful summer period. The quarter was also impacted by the impact of a strong Canadian dollar and severance costs of $ 1.4 million recorded by our Canadian and head office operations. The third quarter results reflect continued strong performance by our United States and United Kingdom operations. Particularly encouraging are the market gains made during a time when the overall market conditions are difficult.

The hurricane season in North America is expected to be as significant as the 2004 season for our U.S. operations. Cunningham Lindsey US and Cunningham Lindsey Axis are fully engaged in the recovery process and have further expanded their market reach, as a result."

The Company's unaudited consolidated financial information has been prepared in accordance with Canadian generally accepted accounting principles and, unless otherwise stated, is in Canadian dollars.

Lindsey Morden Group Inc. is a holding company which, through its Cunningham Lindsey subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. Lindsey Morden also provides claims appraisal training courses in the United States.

- 30 -

For further information, please contact Jan Christiansen, President and Chief Executive Officer, at (847) 517-3300, ext.3333. Website: www.lindseymordengroupinc.com

File No. 82 – 5143

LINDSEY MORDEN GROUP INC.

INTERIM REPORT

For the nine months ended
September 30, 2005

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ("MD&A")

Unless the context otherwise requires, the terms "Company", "we", "us", and "our" refer to Lindsey Morden Group Inc. and its subsidiaries. The purpose of this MD&A is to give a narrative explanation of our performance during the third quarter and the first nine months of 2005. It is intended to supplement our unaudited consolidated financial statements and notes thereto for the three and nine months ended September 30, 2005 and should be read in conjunction with them. It updates the MD&A for the fiscal year ended December 31, 2004 on pages 11 to 25 of our 2004 Annual Report. Our unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, unless otherwise stated, are in Canadian dollars. Certain totals, sub totals, and percentages presented in this discussion may not reconcile due to rounding.

We are a holding company that conducts business through our directly and indirectly held Cunningham Lindsey subsidiaries. Reference in this MD&A to: operations in Canada refer to Cunningham Lindsey Canada Limited; Cunningham Lindsey U.S. Inc. or operations in the United States refers to Cunningham Lindsey U.S. Inc. and its subsidiaries; Cunningham Lindsey United Kingdom or operations in the United Kingdom refers to Cunningham Lindsey United Kingdom and its subsidiaries and to Claims International (Holdings) Limited and its subsidiary; Cunningham Lindsey Europe BV or operations in Europe refers to Cunningham Lindsey Europe BV and its subsidiaries; and, Cunningham Lindsey International Limited or International operations refers to Cunningham Lindsey International Limited and its subsidiaries.

We operate through five principal operating subsidiaries that manage a worldwide network of branches in multiple countries. Canada, the United States and the United Kingdom operations operate principally in Canada, the United States and the United Kingdom respectively. Europe carries on business principally in continental Europe while International services customers in the United States, Latin America, Asia and the Middle East, as well as multi-national businesses operating throughout the world. Each branch office operates as a profit centre and offers a combination of adjusting and non-adjusting services catered to its target market.

We provide a wide range of independent insurance claims services to insurance companies, syndicates, brokers and organizations with significant risk retention worldwide. Each principal operating subsidiary provides loss adjusting services for a range of claims, from traditional low value insurance claims to complex high value claims. Because each subsidiary's market is different, the mix of claim types serviced differs from subsidiary to subsidiary.

Our professional claims adjusters have expertise in handling claims for different types of loss and specialize in investigation and evaluation of insurance claims and the minimization of loss. We also employ engineers and scientists in connection with our project management services and have access to a wide range of experts in various fields with whom we have developed close working relationships and who provide additional services required in the adjustment of claims. The cost of salaries and benefits of fee earners is the most significant component of our cost of service and changes to these expenses are directly correlated to revenue increases and decreases.

Demand for certain of our claims services is closely related to the occurrence of weather-related events although a particular weather event may impact our principal operating subsidiaries differently. For example, a hurricane in the Atlantic could result in a large number of relatively low value claims for the United States operations, but result in a small number of large value claims for the International operations.

As our financial results are reported in Canadian dollars, fluctuations in the value of foreign currencies relative to the Canadian dollar could materially affect our financial results when expressed in Canadian dollars. Accordingly, certain of our operating results are discussed on a local currency basis. The following table sets out the Canadian dollar value of the high, low, average and closing noon rates of the United Kingdom pound, the United States dollar and the European Monetary Union euro in each of the periods indicated as quoted by the Bank of Canada.

United Kingdom Pound	*For the three months ended*		*For the nine months ended*	
	Sept 30, 2005	Sept 30, 2004	**Sept 30, 2005**	Sept 30, 2004
High	**2.1882**	2.4582	**2.4032**	2.5237
Low	**2.0546**	2.2832	**2.0546**	2.2832
Average	**2.1433**	2.3786	**2.2571**	2.4191
Close	**2.0546**	2.2878	**2.0546**	2.2878

United States Dollar	*For the three months ended*		*For the nine months ended*	
	Sept 30, 2005	Sept 30, 2004	**Sept 30, 2005**	Sept 30, 2004
High	**1.2432**	1.3348	**1.2704**	1.3968
Low	**1.1611**	1.2639	**1.1611**	1.2639
Average	**1.2012**	1.3072	**1.2239**	1.3280
Close	**1.1611**	1.2639	**1.1611**	1.2639

European Monetary Union Euro	*For the three months ended*		*For the nine months ended*	
	Sept 30, 2005	Sept 30, 2004	**Sept 30, 2005**	Sept 30, 2004
High	**1.5020**	1.6377	**1.6400**	1.6915
Low	**1.4003**	1.5563	**1.4003**	1.5563
Average	**1.4645**	1.5989	**1.5462**	1.6281
Close	**1.4003**	1.5700	**1.4003**	1.5700

Unless otherwise noted in this MD&A, all information is given as at October 27, 2005. Additional information about us may be found on our website, www.lindseymordengroupinc.com, and in our annual information form filed on SEDAR which can be found at www.sedar.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The matters discussed in this MD&A include certain forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements. Forward-looking statements may be identified, without limitation, by the use of such words as "anticipates", "estimates", "expects", "intends", "plans", "predicts", "projects", "believes", or words or phrases of similar meaning or negative derivations thereof. Readers should not rely on forward-looking statements as they involve risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Risks include but are not limited to: vulnerability of revenue to weather-related claims; competitive markets; dependency on insurance companies outsourcing claims; financial strength of customers; ability to service debt and other commitments; stability of customer relationships; continued services of personnel; legal actions; and changing legislative environments. The Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for management to predict all such risks. The Company has no obligation and does not intend to update or alter such forward-looking statements as a result of new information, future events or otherwise except as required by law.

OVERALL PERFORMANCE

Our net loss from continuing operations for third quarter 2005 was $1.5 million compared to net earnings from continuing operations of $1.4 million in third quarter 2004. Net loss for third quarter 2005 was $1.5 million compared to a net loss of $1.6 million in third quarter 2004. Year-to-date net earnings from continuing operations were $3.6 million compared to a net loss of $3.3 million from continuing operations for the first nine months of 2004. Year-to-date net earnings were $1.3 million compared to a net loss of $25.6 million for the first nine months of 2004.

Cunningham Lindsey Canada Limited ("CL Canada") reported a small increase in revenue and decreased operating earnings for third quarter 2005, compared to third quarter 2004. Year-to-date revenue increased and operating earnings decreased compared to the first nine months of 2004. Significant revenue growth in ENVIRONMENTAL SOLUTIONS™ Remediation Services ("ESRS") and strong catastrophe billings offset a decline in regional adjusting volume and a decline in revenue for our ECHO Call Center. The reduction in operating earnings was primarily due to training and start up costs for continued expansion of ESRS, including start up costs for five new offices in Western and Pacific Canada, as well as severance costs.

Cunningham Lindsey U.S. Inc. ("CL US") reported increased revenue and operating earnings from continuing operations for the third quarter and first nine months of 2005 compared to the respective periods in 2004. This was due to an increase in claims from new and existing customers, and improved operating performance, although third quarter 2005 performance was negatively impacted as hurricanes Katrina and Rita disrupted business in 17 locations and generated some up front costs in preparation for expected future claims activity.

Cunningham Lindsey United Kingdom ("CL United Kingdom") reported decreased revenue, notwithstanding a 10% increase in revenue and increased operating earnings on a local currency basis, for third quarter 2005 compared to the corresponding period in 2004. On a local currency basis, year-to-date revenue and operating earnings increased compared to the first nine months of 2004, due primarily to new business and flooding in northwest England that increased activity across all of CL United Kingdom's main product lines.

Cunningham Lindsey Europe BV ("CL Europe") reported reduced revenue and operating earnings for third quarter and first nine months of 2005 compared to the respective periods in 2004 primarily due to reduced claims activity and operational inefficiencies caused by a reorganization in the Netherlands during 2005. On March 31, 2005 CL Europe completed the sale of Cunningham Lindsey TES BV ("TES"), a company providing surveying and claims management services for the automotive sector primarily in the Netherlands, Belgium and France. The gain on the disposal was $2.9 million.

Cunningham Lindsey International Limited ("CL International") reported lower revenue and operating earnings for third quarter 2005 compared to third quarter 2004, but both revenue and operating earnings were higher for the first nine months of 2005 compared to the corresponding period in 2004. For the third quarter, revenue and operating earnings were higher in 2004 than in 2005 due to the earlier onset of hurricane related revenue in 2004. The year-to-date increases were primarily driven by 2005 claims activity resulting from the 2004 hurricane season and, to a lesser extent, by operational expansion and the acquisition of Axis U.S.A. ("Axis").

Corporate costs for third quarter and the first nine months of 2005 increased compared to the comparable periods in 2004 mainly due to exchange gains recognized in the third quarter of 2004. Our cash flow and financial condition are discussed under "Cash Flow" and "Financial Condition and Liquidity", respectively.

RESULTS OF OPERATIONS

The following table summarizes the revenue and operating earnings (loss) from continuing operations for the three and nine months ended September 30, 2005 and 2004 in our operating segments. Also included are: interest expense, gain on disposal, provision for income taxes, net earnings (loss) from continuing operations, net earnings (loss), total assets and total long-term financial liabilities.

	For the three months ended		*For the nine months ended*	
	Sept 30, 2005	Sept 30, 2004	**Sept 30, 2005**	Sept 30, 2004
(in $000s except per share data [2])				
Revenue				
Canada	**14,056**	13,949	**39,543**	38,226
United States	**13,528**	13,096	**41,956**	37,887
United Kingdom	**48,572**	48,975	**148,076**	144,730
Europe	**14,710**	16,810	**47,186**	54,095
International	**10,661**	12,859	**41,451**	36,470
	101,527	105,689	**318,212**	311,408
Operating earnings (loss) from continuing operations [1]				
Canada	**668**	1,478	**779**	1,951
United States	**454**	265	**1,503**	(721)
United Kingdom	**4,943**	3,708	**12,826**	9,589
Europe	**(370)**	402	**297**	3,355
International	**932**	1,977	**11,791**	5,679
Corporate	**(2,390)**	(238)	**(5,575)**	(5,186)
	4,237	7,592	**21,621**	14,667
Interest	**4,796**	4,858	**14,726**	12,692
Gain on disposal	**-**	–	**(2,944)**	–
Provision for income taxes	**924**	1,366	**6,191**	5,273
Net earnings (loss) from continuing operations	**(1,483)**	1,368	**3,648**	(3,298)
Net loss from discontinued operations, net of tax	**-**	(4,894)	**(2,918)**	(28,213)
Reimbursement for costs	**-**	1,932	**566**	5,932
Net earnings (loss)	**(1,483)**	(1,594)	**1,296**	(25,579)
Net earnings (loss) per subordinate and multiple voting share				
Basic and diluted net earnings (loss) from continuing operations	**(0.09)**	0.10	**0.25**	(0.24)
Basic and diluted net earnings (loss)	**(0.09)**	(0.11)	**0.09**	(1.85)
Total shares outstanding (000) [2]	**22,093**	14,301	**22,093**	14,301
Weighted average shares (000)	**16,591**	13,873	**14,826**	13,837
Total assets			**380,639**	423,777
Total long-term financial liabilities			**136,279**	144,815

[1] Operating earnings (loss) from continuing operations is defined as revenue from continuing operations less cost of service and selling, general and administration expenses relating to continuing operations. Operating earnings (loss) from continuing operations does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable to similar measures used by other companies.

[2] As at October 27, 2005, there were 19,919,968 subordinate voting and 2,172,829 multiple voting shares outstanding. On August 30, 2005 we issued 7,791,712 subordinate voting shares upon completion of a rights offering.

Revenue

Total revenue from continuing operations for third quarter 2005 was $101.5 million, a decrease of $4.2 million from third quarter 2004 revenue of $105.7 million. The United Kingdom, Europe and International operations reported decreases in revenue compared to third quarter 2004 of $0.4 million, $2.1 million and $2.2 million respectively, which were partially offset by revenue increases in Canada and the United States operations of $0.1 million and $0.4 million respectively.

Year-to-date revenue from continuing operations was $318.2 million, an increase of $6.8 million from $311.4 million for the first nine months of 2004. Canada, United States, United Kingdom and International operations reported increases in revenue compared to the first nine months of 2004 of $1.3 million, $4.1 million, $3.3 million and $5.0 million respectively, which were partially offset by a revenue decrease in Europe of $6.9 million.

The Canadian operations' third quarter 2005 revenue of $14.1 million was $0.1 million higher than third quarter 2004. Year-to-date revenue was $39.5 million, an increase of $1.3 million compared to the first nine months of 2004. Increased revenue in third quarter 2005 was due to a $1.4 million increase in weather related catastrophe revenue and revenue growth in ESRS of $0.5 million, but was offset by a revenue decline of $1.3 million in our ECHO Call Center. The year-to-date increase in revenue was due to a $3.2 million increase in ESRS revenue and $1.9 million of increased catastrophe revenue. These gains were partially offset by a $2.3 million revenue reduction from claims services and a $1.5 million decline in ECHO Call Center revenue.

Revenue from continuing operations in the United States was $13.5 million for third quarter 2005, an increase of $0.4 million from third quarter 2004. Year-to-date revenue was $42.0 million, an increase of $4.1 million relative to the first nine months of 2004. In local currency, revenue from the United States operations was U.S.$11.3 million for third quarter 2005, an increase of U.S.$1.2 million from third quarter 2004. Year-to-date revenue in local currency was U.S.$34.3 million, an increase of U.S.$5.7 million from the first nine months of 2004. The U.S.$1.2 million increase in third quarter revenue was driven by increased claims from new and existing customers. Of the U.S.$5.7 million increase in the first nine months of 2005, U.S.$3.5 million resulted from catastrophe revenue related to 2004 hurricane activity in the south eastern United States.

Revenue for third quarter 2005 from the United Kingdom operations was $48.6 million, a decrease of $0.4 million from $49.0 million in third quarter 2004. Year-to-date revenue was $148.1 million, an increase of $3.3 million compared to the first nine months of 2004. In local currency, revenue from the United Kingdom operations was £22.7 million for third quarter 2005, an increase of £2.1 million from third quarter 2004. Year-to-date revenue in local currency was £65.7 million, an increase of £5.8 million from the first nine months of 2004. The increase in revenue in the third quarter was primarily due to increases in Claims Management Services and Loss Adjusting revenue. The year-to-date revenue increase was primarily due to new business and claims from flooding in northwest England that increased new claims in all of CL United Kingdom's main product lines.

Revenue from the European operations was $14.7 million for third quarter 2005, a decrease of $2.1 million from third quarter 2004. Year-to-date revenue was $47.2 million, a $6.9 million decrease relative to the first nine months of 2004. In local currency, revenue from the European operations was €10.1 million for third quarter 2005, a decrease of €0.5 million from third quarter 2004. Year-to-date revenue in local currency was €30.5 million, a decrease of €2.7 million from the first nine months of 2004. €1.0 million of the decrease in revenue in third quarter 2005 is from the sale of the TES business and €0.9 million of the decrease was due to a reduction of normal claims activity. The revenue decrease for the first nine months 2005 was primarily due to a €2.5 million reduction from the sale of the TES business and a decrease in normal claims activity.

Revenue from the International operations was $10.7 million for third quarter 2005, a decrease of $2.2 million from the $12.9 million in third quarter of 2004. Year-to-date revenue was $41.5 million, an increase of $5.0 million relative to the first nine months of 2004. In local currency, revenue from the International operations was £5.0 million for third quarter 2005, a decrease of £0.4 million compared to third quarter 2004. Year-to-date revenue in local currency was £18.3 million, an increase of £3.2 million relative to the first nine months of 2004. The decrease in revenue in third quarter 2005 was a result of the increased revenue in 2004 due to the hurricane activity in 2004. The year-to-date increase in claims reflects activity following a number of hurricanes which passed through the Caribbean during the second half of 2004, increased activity in South East Asia and, for the second and third quarters 2005, the impact of the Axis acquisition.

Operating earnings (loss)

Operating earnings (loss) from continuing operations is defined as revenue from continuing operations less cost of service and selling, general and administration expenses related to continuing operations. The most significant component of operating costs is the cost of salaries and benefits of fee earners and changes to these expenses are directly correlated to revenue increases and decreases. Operating earnings from continuing operations for third quarter 2005 were $4.2 million (4.2% of revenue) as compared to $7.6 million (7.2% of revenue) for third quarter 2004. Year-to-date operating earnings from continuing operations were $21.6 million (6.8% of revenue) compared to $14.7 million (4.7% of revenue) for the first nine months of 2004.

Operating earnings in third quarter 2005 for the Canadian operations were $0.7 million compared to $1.5 million for the same period in 2004. Year-to-date operating earnings were $0.8 million, a decrease of $1.2 million relative to the first nine months of 2004. The reduction of third quarter 2005 operating earnings was primarily due to severance costs of $0.7 million.

The United States operations reported operating earnings from continuing operations of $0.5 million for third quarter 2005 compared to $0.3 million for third quarter 2004. Year-to-date operating earnings were $1.5 million, an increase of $2.2 million relative to the first nine months of 2004. In local currency, operating earnings from continuing operations were U.S.$0.4 million in third quarter 2005 compared to U.S.$0.2 million in third quarter 2004. Year-to-date operating earnings from continuing operations were U.S.$1.2 million, compared to an operating loss of U.S.$0.5 million the first nine months of 2004. Third quarter operating earnings were negatively impacted by up front costs in preparation for expected claims activity from hurricanes Katrina and Rita. The year-to-date improved operating results were due to the increased revenue noted previously and cost reductions.

The United Kingdom operating earnings of $4.9 million for third quarter 2005 increased $1.2 million compared to $3.7 million in third quarter 2004. Year-to-date operating earnings were $12.8 million compared to $9.6 million for the first nine months of 2004. In local currency, operating earnings of £2.3 million in third quarter 2005 were £0.7 million higher than third quarter 2004. Year-to-date operating earnings in local currency were £5.7 million compared to £4.0 million in the first nine months of 2004. Increased operating earnings were primarily due to the higher revenue noted previously and cost reductions.

Operating loss in third quarter 2005 for the European operations was $0.4 million, a decrease of $0.8 million from earnings of $0.4 million in third quarter 2004. Year-to-date operating earnings were $0.3 million compared to $3.4 million in the first nine months of 2004. In local currency, third quarter 2005 produced an operating loss of €0.3 million compared to a €0.3 million gain in third quarter 2004. Year-to-date operating earnings in local currency were €0.2 million compared to €2.0 million in the first nine months of 2004. The year-to-date decrease in operating earnings reflects the reduced revenue noted previously and operational inefficiencies caused by reorganization in the Netherlands in the first quarter 2005, while the decrease in third quarter 2005 operating earnings was due to the revenue decrease noted previously.

Operating earnings for the International operations for third quarter 2005 were $0.9 million, a decrease of $1.0 million compared to $2.0 million in third quarter 2004. Year-to-date operating earnings were $11.8 million compared to $5.7 million for the first nine months of 2004. In local currency, operating earnings of £0.4 million in third quarter 2005 decreased £0.4 million compared to third quarter 2004 mainly as a result of decreased revenue as noted previously. Year-to-date operating earnings in local currency were £5.1 million compared to £2.3 million for the first nine months of 2004. The year-to-date increase in operating earnings reflects International's increased revenue noted previously and improved cost control.

Corporate operating losses are from selling, general and administration expenses. Corporate operating losses for third quarter 2005 were $2.4 million compared to losses of $0.2 million in third quarter 2004. Year-to-date corporate operating losses were $5.6 million compared to $5.2 million in the first nine months of 2004. The $2.2 million increase in corporate operating losses for third quarter 2005 were primarily due to a $2.1 million increase in exchange rate losses compared to 2004. The year-to-date increase in operating losses was caused by increased exchange losses of $1.4 million offset by a $0.7 million reduction of severance costs and a $0.3 million reduction in audit fees relative to the corresponding period in 2004.

Net earnings (loss)

For continuing operations, the difference between operating earnings (loss) and net (loss) earnings is primarily due to the gain (loss) on disposal and the provision for income taxes. The difference between operating loss and net loss for Corporate is interest expense and income taxes.

Net loss from continuing operations for third quarter 2005 was $1.5 million (loss of $0.09 per share) compared to net earnings from continuing operations in third quarter 2004 of $1.4 million (earnings of $0.10 per share). Net loss for third quarter 2005 was $1.5 million (loss of $0.09 per share) compared to a net loss of $1.6 million for third quarter 2004 (loss of $0.11 per share).

Year-to-date net earnings from continuing operations were $3.6 million (earnings of $0.25 per share) compared to a net loss from continuing operations of $3.3 million (loss of $0.24 per share) for the first nine months of 2004. Year-to-date net earnings for the first nine months of 2005 were $1.3 million (earnings of $0.09 per share) compared to a net loss of $25.6 million (loss of $1.85 per share) for the first nine months of 2004.

Total interest expense third quarter 2005 was $4.8 million, $0.1 million lower than interest expense of $4.9 million in third quarter 2004. Year-to-date interest expense was $14.7 million compared to $12.7 million for 2004. Total interest expense in third quarter 2005 included $2.2 million of interest incurred on our $125 million 7% unsecured Series "B" debentures and other long-term debt. The additional $2.6 million of interest expense in third quarter 2005 consisted of $2.5 million interest and amortized commitment fees associated with our unsecured non-revolving loan facility and $0.1 million interest on operating lines and other credit facilities. Year-to-date interest expense was higher than in the comparable period of 2004 due to higher debt levels and higher interest rates in 2005 compared to 2004.

Gain on disposal of $2.9 million (€1.8 million) in first quarter 2005 relates to the gain on the disposal of TES.

An income tax provision of $0.9 million was recorded for third quarter 2005 compared to $1.4 million for the same period in 2004. The year-to-date income tax provision was $6.2 million compared to $5.3 million for the first nine months of 2004. Given current operating losses in Corporate, we did not record a future tax asset in respect of corporate losses incurred in Canada. In addition, tax assets were not recorded in respect of corporate losses arising in the United Kingdom, due to uncertainty as to whether exchange movements will result in taxable exchange gains in the remaining quarter of 2005. The United States operations have available net operating losses of approximately U.S.$44 million, representing a potential future tax asset of approximately U.S.$17 million. We have not recorded any future tax asset associated with these losses but continue to assess their value in the context of the United States operating results.

On March 15, 2004, CL US completed the sale of certain assets and liabilities of its U.S. TPA Business conducted by RSKCo Services, Inc. ("RSKCo") and Cunningham Lindsey Claims Management, Inc. ("CMI") to Broadspire Services Inc. ("Broadspire"). The results of CMI and RSKCo have been accounted for as discontinued operations. Net loss from discontinued operations in third quarter 2005 was nil and in third quarter 2004 was $4.9 million. The 2004 third quarter loss included $2.3 million (U.S.$1.8 million) of run-off costs, $1.4 million (U.S.$1.1 million) of insurance costs, $0.8 million (U.S.$0.6 million) of claims costs, and $0.4 million (U.S.$0.3 million) of other costs. The year-to-date net loss from discontinued operations was $2.9 million and consists of $2.5 million (U.S.$2.0 million) provision expense for expected future errors and omissions, other legal costs and insurance premiums, $0.3 million (U.S.$0.2 million) for other run off costs and $0.1 million (U.S.$0.1 million) provision for excess office space lease payments, net of anticipated sublet recoveries. Net loss on disposal in the first nine months 2004 was $28.2 million and consisted of: $3.8 million (U.S.$2.9 million) net loss from discontinued operations; $4.8 million (U.S.$3.6 million) loss on sale of the U.S. TPA Business; $6.6 million (U.S.$5.0 million) provision for expected future errors and omissions costs and insurance premiums; $4.0 million (U.S.$3.0 million) termination of certain employee contracts; $6.6 million (U.S.$5.0 million) provision for excess office space lease payments, net of anticipated sublet recoveries; and other run-off costs of $2.4 million (U.S.$1.8 million).

We have a management services agreement with Fairfax Financial Holdings Limited ("Fairfax") pursuant to which Fairfax provides us with specified management services in consideration for an annual fee. In the third quarter of 2004, under that agreement, Fairfax agreed to reimburse us for $1.9 million (U.S.$1.5 million) of costs related to the disposal of the U.S. TPA Business. The first nine months of 2004, $1.9 million (U.S.$1.5 million) of reimbursable TPA costs were accrued. The third quarter 2005 accrual for reimbursable TPA cost was nil. Year-to-date, $0.5 million of reimbursable TPA costs have been accrued.

CASH FLOW

Operating activities

Operating cash flow tends to be lower in the first half of the year due to the impact of bonus payments and the working capital cost of servicing weather-related claims.

Cash used in operating activities from continuing operations was $0.3 million during third quarter 2005 compared to cash used in operating activities of $1.7 million during third quarter 2004. The $1.4 million improvement in cash used in operating activities from continuing operations in third quarter 2005 compared to third quarter 2004 was primarily due to a $4.4 million favourable working capital movement, partially offset by a $2.9 million increase in net loss from continuing operations.

Cash used in operating activities from continuing operations in the first nine months of 2005 was $14.0 million compared to $20.1 million in the first nine months of 2004. The $6.1 million improvement in cash used was primarily due to a $6.9 million improvement in net earnings from continuing operations and $2.7 million favourable working capital movement, partially offset by a $2.9 million gain on sale of TES.

	For the three months ended		*For the nine months ended*	
	Sept 30, 2005	Sept 30, 2004	**Sept 30, 2005**	Sept 30, 2004
($000s)				
Canada	**1,050**	955	**(1,411)**	571
United States	**(885)**	326	**1,284**	(4,940)
United Kingdom	**4,210**	3,779	**2,351**	(1,829)
Europe	**(871)**	1,130	**(5,572)**	2,310
International	**541**	1,193	**5,972**	1,975
Corporate and financing costs	**(4,304)**	(9,060)	**(16,614)**	(18,143)
	(259)	(1,677)	**(13,990)**	(20,056)

The $0.1 million increase in cash flow from Canadian operations in third quarter 2005 was primarily due to favourable working capital movements partially offset by reduced earnings. The $1.2 million decrease in cash from operating activities from continuing United States operations in the third quarter 2005 was due to unfavourable working capital movements. The $0.4 million increase in cash from operating activities from the United Kingdom operations in third quarter 2005 was due to improved earnings partially offset by unfavourable working capital movements. The $2.0 million decrease in cash from operating activities from the European operations in the third quarter 2005 was due to reduced earnings and unfavourable working capital movements. The $0.7 million decrease in cash from operating activities from International operations in the third quarter 2005 was due to decreased earnings and unfavourable working capital movements. The $4.8 million increase in cash flow from corporate activities in the third quarter was due to favourable working capital movements partially offset by increased costs.

The $2.0 million decrease in cash flow from Canadian operations year-to-date 2005 was primarily due to reduced earnings and unfavourable working capital movements. Year-to-date increases in cash from operating activities from continuing operations in the United States and United Kingdom of $6.2 million and $4.2 million respectively was due to improved earnings and favourable working capital movements. The year-to-date increase in cash from operating activities from the International operations of $4.0 million was due to improved earnings partially offset by unfavourable working capital movements. The year-to-date decrease in cash from operating activities from the European operations of $7.9 million was due to unfavourable working capital movements partially offset by improved earnings due to a $2.9 million gain on the sale of TES in the first quarter 2005. The year-to-date increase in cash flow from corporate activities of $1.5 million was due to favourable working capital movements partially offset by increased costs.

Investing activities

Net investment in property and equipment related to continuing operations was $1.1 million in third quarter 2005 compared to $1.0 million in third quarter 2004. Year-to-date net investment in property and equipment was $3.0 million compared to $4.0 million in the first nine months of 2004. The year-to-date decrease of $1.0 million was due to reduced purchases of equipment in the Canadian, United States, United Kingdom and European operations partially offset by increased purchases in International operations.

Cash used in business acquisitions of $0.2 million and $3.3 million in third quarter and the first nine months of 2005 respectively were mainly related to acquiring Axis, the remaining deferred payments for certain European subsidiaries and an investment in a joint venture in the United Kingdom operations. The year-to-date cash provided by business disposals of $4.1 million (€2.6 million) relates to net proceeds on disposal of TES.

Year-to-date cash outflow from discontinued operations was $5.1 million in 2005 related to cash payments of accrued liabilities recorded on disposal of the U.S.TPA Business. The year-to-date cash outflow from discontinued operations of $44.3 million in 2004 included a $32.5 million outflow on the disposal of the U.S. TPA Business in 2004 and $11.2 million related to the operating cash flows of the discontinued operations. The remaining cash outflow of $0.6 million in the first nine months of 2004 was primarily from net investment in property and equipment.

QUARTERLY DATA

	Third Quarter 2005	Second Quarter 2005	First Quarter 2005	Fourth Quarter 2004
(in $000s, except per share data)				
Revenue				
Canada	**14,056**	12,490	12,997	12,841
United States	**13,528**	14,671	13,757	17,529
United Kingdom	**48,572**	50,132	49,372	51,663
Europe	**14,710**	15,996	16,480	18,120
International	**10,661**	14,367	16,423	12,330
	101,527	107,656	109,029	112,483
Net earnings (loss) from continuing operations				
Canada	**406**	(139)	215	338
United States	**353**	587	374	533
United Kingdom	**3,407**	2,547	3,120	4,269
Europe	**(472)**	28	3,154	1,256
International	**1,216**	3,063	4,726	2,205
Corporate	**(6,393)**	(6,167)	(6,377)	(3,787)
	(1,483)	(81)	5,212	4,814
Net earnings (loss)	**(1,483)**	(2,433)	5,212	4,814
Net earnings (loss) per share from continuing operations	**(0.09)**	(0.01)	0.37	0.35
Net earnings (loss) per share	**(0.09)**	(0.17)	0.37	0.35
Total shares outstanding (000) (1)	**22,093**	14,301	14,301	14,301
Weighted average shares (000)	**16,591**	13,978	14,943	13,908

(in $000s, except per share data)	Third Quarter 2004	Second Quarter 2004	First Quarter 2004	Fourth Quarter 2003
Revenue				
Canada	13,949	13,060	11,217	12,994
United States	13,096	12,035	12,756	12,803
United Kingdom	48,975	46,842	48,913	48,553
Europe	16,810	19,110	18,175	18,896
International	12,859	11,082	12,529	10,480
	105,689	102,129	103,590	103,726
Net earnings (loss) from continuing operations				
Canada	959	149	103	995
United States	364	(828)	(505)	(386)
United Kingdom	2,757	1,232	2,951	4,105
Europe	102	1,125	448	1,704
International	1,407	908	1,552	595
Corporate	(4,221)	(5,737)	(6,064)	(3,724)
	1,368	(3,151)	(1,515)	3,289
Net loss	(1,594)	(2,896)	(21,089)	(21,179)
Net earnings (loss) per share from continuing operations	0.10	(0.23)	(0.11)	0.24
Net earnings (loss) per share	(0.11)	(0.21)	(1.53)	(1.54)
Total shares outstanding (000)	14,301	14,301	14,301	14,301
Weighted average shares (000)	13,873	13,837	13,802	13,766

The demand from property and casualty insurance companies for services of independent claims services firms is closely related to the occurrence of weather-related events that generate volumes of claims which insurers are not able to service with internal resources. Typically, revenue is evenly spread throughout the year, with slightly higher revenue in the second half of the year due to the occurrence of seasonal weather-related events. We seek to mitigate the seasonal demand for our services by offering those services in a number of different geographic regions throughout the world and by marketing innovative services, such as adjusting for construction claims, which are not affected by weather-related events.

FINANCIAL CONDITION AND LIQUIDITY

Accounts receivable at September 30, 2005 decreased by $2.9 million compared to December 31, 2004 to $77.6 million due to increased activity in our Canadian and European operations in September 2005 and due to unfavourable exchange rate movements.

Goodwill at September 30, 2005 was $208.6 million compared to $230.5 million at December 31, 2004. The decrease was due to $22.3 million in unrealized foreign exchange losses and $0.7 million reduction on the disposal of TES, partially offset by $1.2 million of goodwill arising on the purchase of Axis and increased shareholdings in certain European subsidiaries.

Accounts payable and accrued liabilities and deferred revenue at September 30, 2005 decreased by $12.1 million and $5.9 million, respectively compared to December 31, 2004. Reduced accounts payable and accrued liabilities are primarily due to payment of accrued bonuses. The decrease in deferred revenue is primarily due to settlement of subsidence claims in the United Kingdom during the first and second quarters of 2005.

On March 31, 2004, we borrowed, by way of a demand promissory note, $65.0 million from a lender (the "Lender") bearing interest at the Canadian bank prime rate plus 3% with interest payable monthly. Proceeds of the loan were principally used to repay $59.7 million promissory notes due to Fairfax with the balance used for working capital purposes.

On July 12, 2004, CL Canada borrowed $105.0 million under an unsecured non-revolving term facility from the Lender. Proceeds of the loan were used (i) principally to repay debt owed us, which in turn used the funds to repay short-term debt, including $65.0 million borrowed on March 31, 2004 by way of a demand promissory note, $25.8 million borrowed under bilateral facilities with Canadian banks, and $10.8 million borrowed from Fairfax, and (ii) to pay fees and expenses related to the transaction, with the balance for working capital purposes.

The loan is unsecured and may be repaid at any time but the facility is permanently reduced by the amount of the repayment. Our main operating companies, their holding companies and Lindsey Morden have guaranteed the obligations of CL Canada under the loan on an unsecured basis. The loan agreement includes covenants and events of default consistent with loans of this type. In connection with the loan, Fairfax agreed to extend its support of the Company to provide financing as necessary to us until at least March 31, 2006 in order to allow us to meet our liabilities and obligations as and when they fall due, but only to the extent that money is not otherwise available to us to meet such liabilities and obligations.

On August 30, 2005, we completed a rights offering, issuing a total of 7,791,712 subordinate voting shares at $4.25 per share for net proceeds, after offering expenses, of approximately $32,245,000. The full net proceeds of the offering were used to partially repay the borrowings under the unsecured non-revolving term credit facility described above. Maturity of the remaining amounts outstanding under the credit facility has been extended to March 31, 2006.

As of September 30, 2005, we had demand lines of credit in the United Kingdom and Europe totaling $19.5 million. Bank indebtedness as at September 30, 2005 was $4.1 million consisting of drawn lines, net of cash. The demand facilities are for general corporate needs of operating subsidiaries and are not typically available for use by the Company.

Bank indebtedness increased by $2.2 million the first nine months of 2005 and cash of $9.5 million at September 30, 2005 decreased $18.9 million as compared to December 31, 2004. Cash used by operating activities, investing activities, through business disposals net of business acquisitions, purchases of property and equipment and discontinued operations, was offset by cash provided in net profit in the period to September 30, 2005. Typically, the majority of our positive cash flow occurs during the fourth quarter of the fiscal year.

Net debt (defined as total long-term debt, bank indebtedness and other loans less cash) as of September 30, 2005 was $193.2 million compared to $204.6 million at December 31, 2004. Net debt decreased due to the partial repayment if the unsecured non-revolving term facility noted above, but was partially offset by the funding of negative operating cash flow.

We have contractual obligations to make future payments related to debt and leased premises, automobiles and equipment. Other long-term liabilities are employee future benefits and other liabilities that totaled $2.2 million and $8.7 million, respectively, at September 30, 2005. Other liabilities consist primarily of accrued costs related to the disposal of the U.S.TPA Business in 2004, excess office space lease provisions, and minority interests in non-wholly owned subsidiaries.

Shareholders' equity increased to $73.8 million at September 30, 2005 from $68.2 million at December 31, 2004. The increase was due to the completion of the rights offering for $32.2 million net proceeds, after offering expenses, net earnings for the year-to-date of $1.3 million, partially offset by an unfavourable movement in the currency translation adjustment account of $27.9 million related to unrealized losses on the translation of the assets and liabilities of our foreign operations due to the weakening of the United Kingdom pound relative to the Canadian dollar.

TRANSACTIONS WITH RELATED PARTIES

Fairfax has committed to provide financing as necessary to the Company until at least March 31, 2006 in order to allow us to meet our liabilities and obligations as and when they fall due, but only to the extent that money is not otherwise available to us to meet such liabilities and obligations.

We have a management services agreement with Fairfax pursuant to which Fairfax provides us with specified management services in consideration for an annual management fee. Under that agreement, Fairfax has agreed to reimburse us for certain costs related to the disposal of the U.S.TPA Business. As at September 30, 2005, $2.3 million is included within other accounts receivable in respect of amounts due from Fairfax for reimbursement of costs.

Fairfax owns greater than 75% of the total number of all of our outstanding shares, which allows it to include our United Kingdom subsidiaries in its consolidated tax return filings in the United Kingdom. For the period ended September 30, 2005, we made tax installment payments totaling $1.5 million to Fairfax related to 2005 (2004 - $1.5 million related to 2004), $1.7 million related to 2004 (2004 - $1.5 million related to 2003), and received a refund of $0.1 million in respect of tax overpaid related to 2003. We paid a further tax installment of $1.0 million to Fairfax in October 2005, related to 2005. The tax installment payments would otherwise have been paid to tax authorities in the United Kingdom.

The Company and Fairfax have agreed to reimburse a customer of the U.S. TPA Business for reasonable costs and expenses incurred, including indemnifying the customer for stolen or lost fiduciary monies and the costs of a new third party claims administrator. This agreement would only be triggered by the customer's decision to transfer the files from Broadspire to another service provider. We have agreed to indemnify Fairfaix for its obligations under these arrangements.

At September 30, 2005, we paid Fairfax $1.2 million (2004 - $1.6 million) (U.S.$1.0 million; 2004 – U.S.$1.3 million) for participation in an insurance program arranged by Fairfax with third party carriers for blended excess errors and omissions, employment practices liability, directors' and officers' liability coverage, fiduciary and fidelity coverage, for claims made in the period June 1, 2005 to May 31, 2006.

CRITICAL ACCOUNTING ESTIMATES

(i) Goodwill impairment testing

We evaluate our existing goodwill acquired in prior purchase business combinations for impairment when significant changes in operating expectations occur and at least annually. We estimate the fair value of each of our operations using discounted expected future cash flows. The determination of discounted expected future cash flows requires us to make a number of estimates, including estimates about: future revenue, net earnings, corporate overhead costs, capital expenditure, cost of capital and the growth rate of our various operations.

For the year ended December 31, 2004, our evaluation of goodwill indicated that the fair value of the United Kingdom operations was sensitive to our projections of future cash flow and to changes in the cost of capital and growth rate in determining if goodwill impairment was required. The United Kingdom operations expect significantly improved cash flow in future years based on their business plans. The goodwill valuation for the United Kingdom is very sensitive to those future cash flows and any significant variance could result in an impairment of goodwill. During the third quarter 2005, we did not update our 2004 annual goodwill impairment analysis, as there were no events or changes in circumstances indicating a possible impairment of goodwill.

(ii) Errors and Omissions Provision

Included in other liabilities is a $1.8 million provision for expected future errors and omissions costs, other legal costs and insurance premiums relating to the disposal of the U.S. TPA business. Errors and omissions costs are expected future expenses related to errors and omissions claims, fines and penalties and performance guarantees and are in addition to existing accruals for reported errors and omissions matters.

In determining the proper provision for expected future errors and omissions costs, we reviewed actual errors and omissions costs incurred for the most recent periods and considered the impact of qualitative factors such as: expected unreported claims at September 30, 2005; non-renewed contracts; employee turnover; and, the disposal of the U.S. TPA Business.

Our policy is to maintain errors and omissions insurance coverage for all of our operations and the disposal agreement with Broadspire requires CL US to maintain errors and omissions coverage for the U.S. TPA Business for a period of time. In determining the expected future errors and omissions insurance premium provision, we established likely insurance premiums for future renewal terms for the entire company and allocated declining portions of the premium to the U.S. TPA Business based on expected future claims experience.

Actual future errors and omissions costs and insurance premiums incurred respecting the U.S.TPA Business may be significantly different from the estimated amounts and may have a material impact on the financial statements. These provisions will be adjusted based on actual experience.

(iii) Excess Office Space Lease Provision

The disposal of the U.S. TPA Business and related employee moves resulted in vacant office space. In determining the $2.7 million excess office space lease provision, we calculated a total potential liability of $6.9 million and then subtracted current subleases in place totaling $4.0 million and an estimate of future sub-lease recoveries of $0.3 million.

Valuation of Future Tax Assets

We recognize future income tax assets when it is more likely than not that the future income tax assets will be realized. This assumption is based on management's best estimate of future circumstances and events effecting taxable income. We have significant future income tax assets in the United States and Canada against which it has recorded a full valuation allowance. The United States operations have available net operating losses of approximately U.S.$44 million, representing a potential future tax asset of approximately U.S.$17 million. If circumstances change regarding the projected profitability of the United States and Canadian operations, the valuation allowance could be reduced resulting in a future income tax recovery. We re-evaluate our future income taxes on a regular basis.

CONSOLIDATED BALANCE SHEETS

($000s)

As at	September 30, 2005 *(Unaudited)*	December 31, 2004
ASSETS		
Current		
Cash	**9,502**	28,368
Accounts receivable, net	**77,572**	80,517
Claims in process	**54,012**	54,927
Prepaid expenses	**8,487**	6,777
Income taxes recoverable	**372**	329
Total current assets	**149,945**	170,918
Property and equipment, net	**13,569**	15,975
Goodwill	**208,640**	230,494
Future income taxes	**2,519**	2,725
Other assets	**5,966**	8,143
	380,639	428,255
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness *(note 5)*	**4,060**	1,861
Other loans *(note 6)*	**72,755**	105,000
Accounts payable and accrued liabilities	**60,694**	72,785
Income taxes payable	**6,138**	5,598
Current portion of long-term debt	**548**	251
Deferred revenue	**23,664**	29,532
Future income taxes	**2,699**	2,933
Total current liabilities	**170,558**	217,960
Long-term debt	**125,298**	125,872
Employee future benefits	**2,247**	2,902
Other liabilities	**8,734**	13,366
Total liabilities	**306,837**	360,100
Shareholders' equity *(note 2)*	**73,802**	68,155
	380,639	428,255

See accompanying notes

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(Unaudited)

($000s except per share amounts)

	For the three months ended		*For the nine months ended*	
	Sept 30, 2005	Sept 30, 2004	**Sept 30, 2005**	Sept 30, 2004
Revenue	**101,527**	105,689	**318,212**	311,408
Cost and expenses				
Cost of service	**78,809**	82,161	**241,617**	242,281
Selling, general and administration	**18,481**	15,936	**54,974**	54,460
Interest	**4,796**	4,858	**14,726**	12,692
Gain on disposal *(note 9)*	**–**	–	**(2,944)**	–
	102,086	102,955	**308,373**	309,433
Earnings (loss) before income taxes	**(559)**	2,734	**9,839**	1,975
Provision for income taxes	**924**	1,366	**6,191**	5,273
Net earnings (loss) from continuing operations	**(1,483)**	1,368	**3,648**	(3,298)
Net loss from discontinued operations, net of income tax recovery of $nil (2004: $255) *(note 8)*	**–**	(4,894)	**(2,918)**	(28,213)
Reimbursement for costs *(notes 4 and 8)*	**–**	1,932	**566**	5,932
Net earnings (loss) for the period	**(1,483)**	(1,594)	**1,296**	(25,579)
Earnings (loss) per share				
Basic and diluted net earnings (loss) per share from continuing operations	**(0.09)**	0.10	**0.25**	(0.24)
Basic and diluted net earnings (loss) per share	**(0.09)**	(0.11)	**0.09**	(1.85)

See accompanying notes

CONSOLIDATED STATEMENTS OF DEFICIT

(Unaudited)

($000s except per share amounts)

	For the three months ended		*For the nine months ended*	
	Sept 30, 2005	Sept 30, 2004	**Sept 30, 2005**	Sept 30, 2004
Deficit, beginning of period	**(56,328)**	(62,327)	**(59,107)**	(38,342)
Net earnings (loss) for the period	**(1,483)**	(1,594)	**1,296**	(25,579)
Deficit, end of period	**(57,811)**	(63,921)	**(57,811)**	(63,921)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

($000s)

	For the three months ended		*For the nine months ended*	
	Sept 30, 2005	Sept 30, 2004	**Sept 30, 2005**	Sept 30, 2004
OPERATING ACTIVITIES				
Net earnings (loss) from continuing operations	**(1,483)**	1,368	**3,648**	(3,298)
Add (deduct) items not affecting cash				
Depreciation	**1,282**	1,404	**3,933**	4,326
Future income taxes	**-**	–	**(7)**	(155)
Gain on disposal *(note 9)*	**-**	–	**(2,944)**	–
Others	**(287)**	(259)	**(187)**	192
	(488)	2,513	**4,443**	1,065
Changes in non-cash working capital balances related to operations				
Accounts receivable	**2,039**	(4,874)	**(3,521)**	(16,438)
Claims in process	**(2,066)**	(2,952)	**(3,654)**	(419)
Prepaid expenses	**(1,988)**	(3,323)	**(1,426)**	(3,588)
Income taxes recoverable	**(795)**	(967)	**1,918**	2,916
Accounts payable and accrued liabilities	**3,586**	8,044	**(10,077)**	(2,313)
Pension and other liabilities	**(550)**	(118)	**(1,676)**	(1,279)
Discontinued operations	**(3,071)**	(699)	**(5,146)**	(11,223)
Cash used in operating activities	**(3,333)**	(2,376)	**(19,139)**	(31,279)
INVESTING ACTIVITIES				
Business acquisitions including payment of deferred proceeds	**(159)**	(764)	**(3,332)**	(1,601)
Business disposals *(note 9)*	**-**	–	**4,115**	–
Purchase of property and equipment	**(1,091)**	(1,032)	**(2,984)**	(3,978)
Other assets	**7**	(37)	**(10)**	48
Discontinued operations *(note 8)*	**-**	(608)	**-**	(33,076)
Cash used in investing activities	**(1,243)**	(2,441)	**(2,211)**	(38,607)
FINANCING ACTIVITIES				
Bank indebtedness	**385**	(23,761)	**2,199**	(21,965)
Contributed surplus	**-**	–	**-**	1,300
Other Loans *(note 6)*	**-**	105,000	**-**	105,000
Repayment of other loans *(note 6)*	**(32,245)**	–	**(32,245)**	–
Proceeds from issue of shares on rights offering, net *(note 2)*	**32,245**	–	**32,245**	–
Issuance of promissory notes, net *(note 6)*	**-**	(75,954)	**-**	(19,207)
Cash provided by financing activities	**385**	5,285	**2,199**	65,128
Effect of exchange rate changes on cash	**(241)**	(451)	**285**	210
Net increase (decrease) in cash during the period	**(4,432)**	17	**(18,866)**	(4,548)
Cash, beginning of period	**13,934**	14,084	**28,368**	18,649
Cash, end of period	**9,502**	14,101	**9,502**	14,101
SUPPLEMENTAL INFORMATION				
Cash interest paid	**3,661**	3,555	**12,632**	10,074
Cash taxes paid	**1,620**	2,316	**4,245**	2,555

See accompanying notes

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(in $000s except as otherwise indicated)

September 30, 2005 and 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated interim financial statements of Lindsey Morden Group Inc. (the "Company") should be read in conjunction with the Company's annual audited consolidated financial statements as these interim financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. These consolidated interim financial statements follow the same accounting policies and methods of application as the annual consolidated financial statements for the year ended December 31, 2004. In management's opinion they include all disclosures necessary for the fair presentation of the Company's interim results.

Comparative consolidated financial statements

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the September 30, 2005 consolidated interim financial statements.

2. SHAREHOLDERS' EQUITY

Shareholders' equity consists of the following:	**September 30, 2005**	December 31, 2004
	(Unaudited)	
Share capital	**169,763**	137,518
Contributed surplus	**1,300**	1,300
Employee share purchase loans	**(2,583)**	(2,610)
Currency translation adjustment	**(36,867)**	(8,946)
Deficit	**(57,811)**	(59,107)
	73,802	68,155

As at September 30, 2005, the Company has loaned $2,583 to employees and former employees to assist in purchasing subordinate voting shares of the Company. The majority of these loans are due on demand and bear no interest. As collateral, the employees have pledged 292,000 subordinate voting shares of the Company. The Company intends to collect the majority of these loans from the sale of shares over certain periods of time, and therefore, the amount of the loans has been recorded as a reduction in shareholders' equity.

On August 30, 2005, the Company completed its rights offering, issuing a total of 7,791,712 subordinate voting shares at $4.25 per share for net proceeds, after offering expenses, of $32.2 million. The full net proceeds of the offering was used to partially repay the $105 million of borrowings by a subsidiary of the Company under an unsecured non-revolving term credit facility (note 6).

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)
(in $000s except as otherwise indicated)
September 30, 2005 and 2004

3. SEGMENTED INFORMATION

The Company operates through its subsidiaries principally in Canada, the United States, the United Kingdom, Europe, and internationally in the insurance claims services industry segment. Cunningham Lindsey International Limited operates out of London, England and has a network of offices in the United States, Latin America, Asia and the Middle East.

Financial information by operating segment is as follows (all in Canadian dollars):

	For the three months ended September 30, 2005						
	Canada	**United States**	**United Kingdom**	**Europe**	**International**	**Corporate**	**Consolidated**
Revenue	**14,056**	**13,528**	**48,572**	**14,710**	**10,661**	**–**	**101,527**
Operating earnings (loss) [1]	**668**	**454**	**4,943**	**(370)**	**932**	**(2,390)**	**4,237**
Interest income (expense)	**19**	**(101)**	**(103)**	**(94)**	**44**	**(4,561)**	**(4,796)**
Income tax (expense) recovery	**(281)**	**–**	**(1,433)**	**(8)**	**240**	**558** [2]	**(924)**
Net earnings (loss)	**406**	**353**	**3,407**	**(472)**	**1,216**	**(6,393)**	**(1,483)**
Depreciation expense	**87**	**75**	**693**	**214**	**212**	**1**	**1,282**
Property and equipment additions	**8**	**23**	**461**	**51**	**542**	**–**	**1,085**
Goodwill additions	**–**	**–**	**–**	**–**	**221**	**–**	**221**
Goodwill	**7,534**	**15,284**	**159,913**	**19,984**	**5,925**	**–**	**208,640**
Identifiable assets	**27,841**	**34,359**	**226,586**	**38,300**	**43,234**	**10,319**	**380,639**

	For the three months ended September 30, 2004						
	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue	13,949	13,096	48,975	16,810	12,859	-	105,689
Operating earnings (loss) [1]	1,478	265	3,708	402	1,977	(238)	7,592
Interest income (expense)	5	(32)	(9)	(190)	(124)	(4,508)	(4,858)
Income tax (expense) recovery	(524)	131	(942)	(110)	(446)	525 [2]	(1,366)
Net earnings (loss) from continuing operations	959	364	2,757	102	1,407	(4,221)	1,368
Net loss from discontinued operations, net of tax	–	(4,894)	–	–	–	–	(4,894)
Reimbursement for costs	–	1,932	–	–	–	–	1,932
Net earnings (loss)	959	(2,598)	2,757	102	1,407	(4,221)	(1,594)
Depreciation expense	105	100	725	236	238	–	1,404
Property and equipment additions	66	–	633	8	323	–	1,030
Goodwill additions	–	–	–	651	–	–	651
Goodwill	7,534	15,284	178,082	22,599	5,648	–	229,147
Identifiable assets	32,947	39,727	256,237	42,331	44,064	8,471	423,777

The United Kingdom operations has one customer whose revenue represented 15.8% and 11.5% of the Company's consolidated revenue for the three month periods ended September 30, 2005 and 2004, respectively.

[1] Operating earnings (loss) is defined as revenue less cost of service and selling, general and administration expenses. Operating earnings (loss) does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable to similar measures used by other companies.

[2] The Corporate tax income is net of a valuation allowance against tax losses

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(in $000s except as otherwise indicated)
September 30, 2005 and 2004

3. SEGMENTED INFORMATION (Continued)

For the nine months ended September 30, 2005	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue	**39,543**	**41,956**	**148,076**	**47,186**	**41,451**	**–**	**318,212**
Operating earnings (loss) [1]	**779**	**1,503**	**12,826**	**297**	**11,791**	**(5,575)**	**21,621**
Interest income (expense)	**52**	**(189)**	**(198)**	**(328)**	**(75)**	**(13,988)**	**(14,726)**
Gain on disposal	**–**	**–**	**–**	**2,944** [2]	**–**	**–**	**2,944**
Income tax (expense) recovery	**(349)**	**–**	**(3,554)**	**(203)**	**(2,711)**	**626** [3]	**(6,191)**
Net earnings (loss) from continuing operations	**482**	**1,314**	**9,074**	**2,710**	**9,005**	**(18,937)**	**3,648**
Net loss from discontinued operations, net of tax	**–**	**(2,918)**	**–**	**–**	**–**	**–**	**(2,918)**
Reimbursement for costs	**–**	**566**	**–**	**–**	**–**	**–**	**566**
Net earnings (loss)	**482**	**(1,038)**	**9,074**	**2,710**	**9,005**	**(18,937)**	**1,296**
Depreciation expense	**252**	**247**	**2,273**	**593**	**566**	**2**	**3,933**
Property and equipment additions	**122**	**91**	**1,396**	**370**	**1,005**	**–**	**2,984**
Goodwill additions	**–**	**–**	**–**	**214**	**952**	**–**	**1,166**

For the nine months ended September 30, 2004	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue	38,226	37,887	144,730	54,095	36,470	–	311,408
Operating earnings (loss) [1]	1,951	(721)	9,589	3,355	5,679	(5,186)	14,667
Interest (expense) income	(11)	(379)	90	(556)	(346)	(11,490)	(12,692)
Income tax (expense) recovery	(729)	131	(2,739)	(1,124)	(1,466)	654 [3]	(5,273)
Net earnings (loss) from continuing operations	1,211	(969)	6,940	1,675	3,867	(16,022)	(3,298)
Net loss from discontinued operations, net of tax	–	(28,213)	–	–	–	–	(28,213)
Reimbursement for costs	–	5,932	–	–	–	–	5,932
Net earnings (loss)	1,211	(23,250)	6,940	1,675	3,867	(16,022)	(25,579)
Depreciation expense	291	312	2,318	705	699	1	4,326
Property and equipment additions	360	142	2,267	489	767	1	4,026
Goodwill additions	–	–	–	1,728	–	–	1,728

The United Kingdom operations has one customer whose revenue represented 15.3% and 13.7% of the Company's consolidated revenue for the nine month periods ended September 30, 2005 and 2004, respectively.

[1] Operating earnings (loss) is defined as revenue less cost of service and selling, general and administration expenses. Operating earnings (loss) does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable to similar measures used by other companies.

[2] The gain on disposal was not taxable.

[3] The Corporate tax recovery is net of a valuation allowance against tax losses.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(in $000s except as otherwise indicated)

September 30, 2005 and 2004

4. RELATED PARTY TRANSACTIONS

The parent company has committed to provide financing as necessary to the Company until at least March 31, 2006 *(note 6)* in order to allow the Company to meet its liabilities and obligations as and when they fall due, but only to the extent that money is not otherwise available to the Company to meet such liabilities and obligations.

The parent company owns greater than 75% of the total number of all shares outstanding of the Company which allows it to include the Company's United Kingdom subsidiaries in its consolidated tax return filings in the United Kingdom. For the period ended September 30, 2005, the Company made tax installment payments totaling $1.5 million to its parent company related to 2005 (2004 - $1.5 million related to 2004), $1.7 million related to 2004 (2004 - $1.5 million related to 2003), and received a refund of $0.1 million in respect of tax installments overpaid related to 2003. The Company paid a further tax installment of $1.0 million to its parent company in October 2005, related to 2005. The tax installment payments would otherwise have been paid to tax authorities in the United Kingdom.

The Company has a management services agreement with its parent company pursuant to which the parent company provides the Company with specified management services in consideration for an annual management fee. Under that agreement, the parent company has agreed to reimburse the Company for $6.5 million of costs related to the disposal of the United States third party claims administration business *(note 8)*.

As at September 30, 2005, $2.3 million is included within other accounts receivable in respect of amounts due from the parent company for reimbursement of costs.

The Company and its parent company have agreed to reimburse a customer of the discontinued United States third party claims administration business of the Company's United States subsidiary for the reasonable costs and expenses incurred including in some instances, costs of a new third party administrator, to transfer files if certain specified events occurred. These events included the disposal of the United States third party claims administration business *(note 8)*. To ensure proper transition of files and customers to Broadspire Services, Inc. ("Broadspire") during 2004, the agreement with the customer has been extended to apply if the customer requests that files be transferred from Broadspire. The Company and its parent company have also agreed to indemnify the customer for stolen or lost fiduciary monies. The Company has indemnified its parent company for its obligations under these arrangements.

During the period ended September 30, 2005, the Company paid its parent company $1.2 million (2004 - $1.6 million) (U.S.$1.0 million; 2004 - U.S.$1.3 million) for participation in an insurance program arranged by the parent company with third party carriers for blended excess errors and omissions, employment practices liability, directors' and officers' liability coverage, fiduciary and fidelity coverage, for claims made in the period June 1, 2005 to May 31, 2006.

5. BANK INDEBTEDNESS

As at September 30, 2005, the Company and its subsidiaries had available demand lines of credit in the United Kingdom (£6.5 million) and Europe (€4.4 million) totaling $19.5 million.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(in $000s except as otherwise indicated)

September 30, 2005 and 2004

6. OTHER LOANS

On March 31, 2004, the Company borrowed, by way of a demand promissory note, $65.0 million from a lender (the "Lender") bearing interest at the Canadian bank prime rate plus 3% with interest payable monthly.

On July 12, 2004, a subsidiary of the Company borrowed $105.0 million under an unsecured non-revolving term facility from the Lender. The loan had an initial term to March 31, 2005 and could be extended, subject to certain conditions, for two successive six-month periods. Proceeds of the loan were principally used to repay short-term debt, including debt owing under promissory notes, committed credit facilities, and to the parent company

On August 30, 2005, the Company completed its rights offering *(note 2)* for net proceeds, after offering expenses, of $32.2 million, which were used to partially repay the facility from the Lender. The Company has extended the term on the balance of the facility to March 31, 2006 and has paid the associated commitment fee.

The per annum interest rate on the facility is the Canadian bank prime rate in effect from time to time plus 3% until March 31, 2005, increasing by 1% in the first six-month extension and by an additional 1% in the second six-month extension. The borrowing subsidiary paid an initial commitment fee of $1.0 million in respect of the loan and, for each six-month extension utilized, has paid an additional commitment fee of 1% of the amount of the loan being extended. The Company as well as several of the Company's subsidiaries have guaranteed the loan.

7. SEASONALITY OF BUSINESS

The demand from property and casualty insurance companies for services of independent claims services firms is closely related to the occurrence of weather-related events that generate volumes of claims which insurers are not able to service with internal resources. Typically, the Company's revenue is spread evenly throughout the year, with slightly higher revenue in the second half of the year due to the occurrence of seasonal weather-related events. The Company seeks to mitigate the seasonal demand for its services by offering such services in a number of different geographic regions throughout the world and by marketing innovative services, such as adjusting for construction claims, which are not affected by weather-related events.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(in $000s except as otherwise indicated)
September 30, 2005 and 2004

8. DISCONTINUED OPERATIONS

On March 15, 2004, the Company completed the sale of certain assets and liabilities of its United States third party claims administration business conducted by RSKCo Services, Inc. ("RSKCo") and Cunningham Lindsey Claims Management, Inc. ("CMI"), to Broadspire Services Inc. ("Broadspire"). Broadspire is servicing the existing claims obligations of both RSKCo and CMI in exchange for a payment of $29.2 million (U.S.$22.0 million).

In addition to the $29.2 million (U.S.$22.0 million) payment noted above, Broadspire acquired non-cash working capital assets and fixed assets of $9.8 million (U.S.$7.4 million) and assumed liabilities of $34.2 million (U.S.$25.8 million) resulting in a net loss on disposal to the Company of $4.8 million (U.S.$3.6 million). The assumed liabilities consist primarily of deferred revenue, deferred service obligations, liabilities under money-losing contracts and accounts payable

Additional information related to the discontinued operations is as follows:

Statements of Loss	*For the three months ended*		*For the nine months ended*	
	Sept 30, 2005	Sept 30, 2004	**Sept 30, 2005**	Sept 30, 2004
Revenue	**-**	–	**-**	14,984
Loss before income taxes prior to disposal date	**-**	–	**-**	(3,843)
Income tax recovery	**-**	–	**-**	(255)
Net loss from discontinued operations prior to disposal date	**-**	–	**-**	(3,588)
Net loss on disposal	**-**	(4,894)	**(2,918)**	(24,625)
Reimbursement for costs *(note 4)*	**-**	1,932	**566**	5,932
	-	(2,962)	**(2,352)**	(22,281)

The $2.9 million net loss on disposal in 2005 consists of $2.5 million (U.S.$2.0 million) provision for expected future errors and omissions, other legal costs and insurance premiums, $0.3 million (U.S.$0.2 million) for other run-off costs, and a $0.1 million (U.S.$0.1 million) provision for excess office space lease payments, net of anticipated sublet.

The $19.7 million net loss on disposal disclosed in the first quarter 2004 financial statements consists of: $4.8 million (U.S.$3.6 million) loss on disposal of the United States third party claims administration business as detailed above; $4.3 million (U.S.$3.3 million) provision for expected future errors and omissions costs and insurance premiums; $4.0 million (U.S.$3.0 million) termination of certain employee contracts; and a $6.6 million (U.S.$5.0 million) provision for excess office space lease payments, net of anticipated sublet recoveries.

The $24.6 million net loss on disposal disclosed in the 2004 annual financial statements consists of: $4.8 million (U.S.$3.6 million) loss on disposal of the United States third party claims administration business as detailed above; $6.5 million (U.S.$5.0 million) provision for expected future errors and omissions costs, other legal costs and insurance premiums; $4.0 million (U.S.$3.0 million) termination of certain employee contracts; $6.3 million (U.S.$4.8 million) provision for excess office space lease payments, net of anticipated sublet recoveries; and, a $3.0 million (U.S.$2.3 million) for other run-off costs.

The net loss on disposal in the 2004 annual financial statements differs from the estimate included in the Company's quarterly 2004 financial statements as a result of higher than expected future errors and omissions costs, other legal costs and insurance premiums incurred and previously unanticipated other run-off costs.

The net loss on disposal of the United States third party claims administration business requires management estimates which are subject to significant measurement uncertainty including the estimation of future errors and omissions costs and insurance premiums and the estimation of excess office lease payments, net of anticipated sublet recoveries.

(in $000s except as otherwise indicated)

8. DISCONTINUED OPERATIONS (Continued)

Included in our other liabililities is a $1.8 million provision for expected future errors and omissions costs and insurance premiums related to the U.S. TPA disposal. In determining the proper provision for future errors and omission costs related to the TPA disposal, we review actual costs compared to estimated costs, and current estimates of potential future liabilities. We also have a $2.7 million provision for excess office space lease payments related to disposal of the United States third party claims administration business. The excess space provision was calculated using a potential gross liability estimate of $6.9 million, reduced for current contracted sub leases of $4.0 million, and an estimate of future sub leases of $0.3 million.

Given that the significant estimates noted above are based on existing knowledge, it is reasonably possible that changes in future conditions could require a material change in the provisions recognized.

9. ACQUISITIONS AND DISPOSALS

On March 31, 2005, the Company disposed of Cunningham Lindsey TES BV ("TES") for net proceeds of $4.1 million (€2.6 million) resulting in a gain of $2.9 million (€1.8 million) which was not taxable. The results of TES have been excluded from the financial statements of the Company since the effective sale date March 1, 2005. Prior period operating results have not been accounted for as discontinued operations.

On April 1, 2005, the Company acquired the net assets of Axis U.S.A., a well-established high-end specialty adjusting business located in New York and Los Angeles providing claims adjusting, claims management, claims recovery, risk management and related services in the United States. As part of the transaction, the Company added 17 employees and 2 offices to Cunningham Lindsey International Limited's operations. The purchase price comprises of the consideration of U.S. $1.7 million plus contingent consideration.

The following table summarizes the preliminary estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Purchase price	**2,256**
Assets acquired	
Accounts receivable	778
Property and equipment	30
Other assets	1,691
Total assets acquired	**2,499**
Liabilities assumed	
Accounts payable and accrued liabilities	243
Total liabilities assumed	**243**
Net assets acquired	**2,256**

SHAREHOLDER INFORMATION

Lindsey Morden Group Inc. is a holding company which, through its Cunningham Lindsey subsidiaries. Provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. The Company also provides claims appraisal training courses through Vale National Training Center in the United States.

SHARE CAPITAL

The Company's share capital consists of subordinate voting shares carrying one vote per share and multiple voting shares carrying 10 votes per share, convertible into subordinate voting shares on a one-for-one basis. As at September 30, 2005, there were 19,919,968 subordinate voting shares and 2,172,829 multiple voting shares outstanding. If the weighted average trading price per share of the subordinate voting shares is less that $3.86 (as adjusted pursuant to the articles of the Company in specified circumstances) during any period of thirty consecutive trading days during the three-month period ending ten days prior to the date that notice of a shareholders' meeting is mailed to shareholders, the number of votes carried by each multiple voting share will be temporarily reduced to one vote per share for that meeting.

SHARE LISTING

The subordinate voting shares of the Company are listed on The Toronto Stock Exchange under the symbol "LM.SV".

TRANSFER AGENT AND REGISTRAR

The Company's transfer agent and registrar is:
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9

AnswerLine™: (416) 643-5500 or 1-800-387-0825
Facsimile: (416) 643-5501
Website: www.cibcmellon.com
E-mail: inquiries@cibcmellon.ca

INVESTOR CONTACT

Investors requiring additional copies of the annual or interim reports or other public information of the Company may contact the Corporate Secretary at (416) 596-8020.

CORPORATE OFFICE

Lindsey Morden Group Inc.
70 University Avenue, Suite 1200
Toronto, Ontario, Canada M5J 2M4
Tel: (416) 596-8020
Facsimile: (416) 596-6510
Website: www.lindseymordengroupinc.com
E-mail: corpservices@na.cunninghamlindsey.com

LINDSEY MORDEN GROUP INC.

Corporate Office
70 University Avenue, Suite 1200, Toronto, Ontario, Canada M5J 2M4
Tel: 416 596 8020 Fax: 416 596 6510
Website: www.lindseymordengroupinc.com